Exhibit 99.1

NEWS RELEASE

Endeavour Silver Appoints New Director to the Board and
New Manager of Corporate Communications
______________________________________________________________________________

Vancouver, Canada – August 20, 2012 - Endeavour Silver Corp. (TSX:EDR) (NYSE:EXK) (FRANKFURT:EJD) is pleased to announce the appointment of Mr. Ken Pickering to the Board of Directors.

Mr. Pickering, P.Eng. is a professional engineer and mining executive with more than 35 years of experience working in the natural resource sector in Canada, Chile, Australia, Peru, and the USA.  Ken has held executive positions in major mining operations, responsible for country management as well as the development of world class mining projects.  Most recently, Mr. Pickering was Vice President, Major Projects (Closed Mines and North American Assets) for BHP Billiton Base Metals from 2004 to 2010.

Since retiring from BHP in 2010, Ken has been active in the mining industry as a consultant and is currently a member of the Global Strategic Advisory Committee for ARCADIS, International and as a non-executive director of three other companies in the mining sector.  From 1993 to 2004, he held various senior management positions with BHP across Latin America and Australia.  Earlier in his 35 plus year career with BHP, Mr. Pickering provided business development and technical services for Utah Mines Ltd, a subsidiary of BHP then based in Port Hardy, BC.

Endeavour Silver is also pleased to announce the appointment of Lana McCray to the management team as Manager of Corporate Communications.  Ms. McCray will be responsible for Endeavour’s corporate communications programs, building relationships with, and communicating the company’s vision, plans, and results to, the financial and investment communities.

Most recently, Lana provided Investor Relations support for the Company over the past 22 months.  Prior to joining Endeavour, Lana held positions in investor relations, sales and marketing and office administration for various companies, including work for David Morgan, a leading economist and commentator in the mining space also known as the ‘Silver Guru’.

The Company also announces that Mr. Hugh Clarke has stepped down as Vice President, Corporate Communications to pursue other career opportunities.  Mr Clarke has been a valued member of the Endeavour management team since 2003.

Bradford Cooke, CEO and Director, commented, “On behalf of management and the Board, I would like to welcome Mr. Pickering as our newest director.  We look forward to working with Ken as he has a lot of knowledge and experience to offer in the mining sector.  I would also like to congratulate Lana on her recent promotion, it is well deserved and I encourage all shareholders and investors to call and say hello.  Last but not least, I would like to thank Hugh for his years of dedicated service to the Company and we wish him well in his future endeavours.”

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Lana McCray, Manager, Corporate Communications
Toll free at 877-685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: lmccray@edrsilver.com
Website: www.edrsilver.com